Exhibit 99.1

Itamar Medical Receives CE Mark Approval for its WatchPAT™ ONE, the First

Fully Disposable Home Sleep Apnea Test

Complete, home-based solution for diagnosing respiratory sleep disorders approved for commercialization in Europe and other CE Mark geographies

CAESAREA, Israel, May 4, 2020 -- Itamar Medical Ltd. (NASDAQ and TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical solutions to aid in the diagnosis of respiratory sleep disorders, today announced receipt of CE mark approval for the Company’s WatchPAT™ ONE. The CE mark allows Itamar to expand commercialization of the latest innovation of its WatchPAT technology and the first fully disposable Home Sleep Apnea Test (HSAT), throughout Europe and other CE Mark geographies.

“We are pleased to now have the opportunity to expand availability of our WatchPAT ONE in Europe, following rapidly growing adoption in the US,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “We are excited to be able to provide our cutting-edge technology to benefit physicians, as well as patients that are subject to social distancing, in light of the current COVID-19 related healthcare crisis. Importantly, our solution eliminates the need for return shipping, downloading, cleaning, and preparation, thus significantly reducing patient and staff exposure. Additionally, we remain enthusiastic about WatchPAT ONE’s potential in the inpatient setting, where infection transmission through reusable devices is top of mind.”

About WatchPAT ONE

WatchPAT ONE was designed to deliver both ease of use and accessibility. With WatchPAT ONE, patients simply pair the WatchPAT device to their smartphone using Itamar’s proprietary App during their Home Sleep Apnea Test. Once the test is complete and the data is automatically transmitted to Itamar’s secure CloudPAT™ server, the prescribing physician receives an automatically generated, comprehensive report based on WatchPAT’s True Sleep Time, Sleep Architecture and Central Plus algorithms. The patient is then able to dispose the WatchPAT device without any further action required. WatchPAT ONE received 510(k) clearance from the U.S. Food and Drug Administration (FDA) in July 2019 and is currently available in the U.S., Europe and Australia.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements include statements regarding market opportunity, operating plans and potential opportunity of WatchPAT ONE. Such statements are based on current assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties, many of which are beyond our control, include risks described elsewhere in our filings made with the Israel Securities Authority and with the Securities and Exchange Commission, including in the Company’s latest Annual Report on Form 20-F filed on April 3, 2020. These forward-looking statements speak only as of the date hereof and should not be unduly relied upon. Itamar Medical disclaims any obligation to update these forward-looking statements.

The contents of any website of hyperlinks mentioned in this press release are for informational purposes only and the contents thereof are not part of this press release nor is it incorporated herein by reference.

Itamar Medical Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo or Caroline Paul

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com